NEWS RELEASE

Alderon Clarifies April 17th Conference Call Details

April 16, 2012	(TSX: ADV) (NYSE AMEX: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE AMEX: AXX) (“Alderon" or the “Company”) wishes to clarify the details of its scheduled conference call announced earlier today. The conference call will take place at 9:30am EDT Tuesday, April 17th, 2012. Alderon executives present on the call will be Mark Morabito, Executive Chairman of Alderon, Tayfun Eldem, President & CEO of Alderon, John Vettese, Director, Alderon External Counsel and Lead Negotiator on the Hebei Transaction and Doug Bell and Ron D’Ambrosio from GMP, advisors to Alderon on the Hebei Transaction.  They will answer questions pertaining to the initial news release.

For local and international calls, please use 416-695-6616.  The North American Toll Free number is 1-800-565-0813.  The conference call will also be webcast at:  http://www.gowebcasting.com/3282, but participants will only be able to listen on the webcast.

The specifics of the conference call were incomplete in the initial announcement and Alderon apologizes for any inconvenience this oversight may have caused.

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-989-3135	T: 709-576-5607	T: 709-944-4820	T: 416-309-2138	T: 604-681-8030
F: 514-934-4640	F: 709-576-7541	F: 709-944-4827	F: 416-861-8165	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 x232

Cautionary Note Regarding Forward-Looking Information

This news release may contain "forward-looking information" concerning anticipated developments and events that may occur in the future. In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, receipt of a feasibility study that meets the requisite criteria, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.